UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2007

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                             CON-WAY 401(K) PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Con-way 401(k) Plan

June 27, 2008                /s/ Mark C. Thickpenny
                             ----------------------------
                             Mark C. Thickpenny
                             Chairman, Con-way Inc.
                             Administrative Committee






















                             CON-WAY 401(K) PLAN

               Financial Statements and Supplemental Schedule

                         December 31, 2007 and 2006

       (With Report of Independent Registered Public Accounting Firm)















                             CON-WAY 401(K) PLAN



                                    Index



                                                                    Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements:

  Statements of Net Assets Available for Benefits - December 31,
    2007 and 2006                                                      2

  Statement of Changes in Net Assets Available for Benefits - Year
    ended December 31, 2007                                            3

Notes to Financial Statements                                          4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
 as of December 31, 2007                                              10























           Report of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:


We have audited the accompanying statements of net assets available for benefits of the Con-way 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.




                               /s/ KPMG LLP


Portland, Oregon
June 27, 2008




                                  CON-WAY 401(K) PLAN
                       Statements of Net Assets Available for Benefits
                               December 31, 2007 and 2006


                Assets                                   2007          2006
                                                     ------------  ------------
 Investments, at fair value:
   Shares in registered investment companies         $ 7,496,307   $ 7,090,672
   Common trust funds                                  2,813,851     2,254,014
   Con-way Common Stock                                  798,229       600,375
   Con-way Preferred Stock                               868,492       878,551
 Investments, at cost:
   Participant loans                                     102,371        51,247
                                                     ------------  ------------
       Total investments                              12,079,250    10,874,859
                                                     ------------  ------------


 Contributions receivable:
   Participants                                           12,502          --
   Con-way                                                34,337          --
                                                     ------------  ------------
       Total contributions receivable                     46,839          --
                                                     ------------  ------------
               Net assets available for benefits     $12,126,089   $10,874,859
                                                     ============  ============



               See accompanying notes to financial statements.







                                  CON-WAY 401(K) PLAN
                 Statement of Changes in Net Assets Available for Benefits
                             Year ended December 31, 2007


 Contributions:
   Participant contributions                                       $   913,299
   Con-way  contributions  (note 1)                                    188,987
   Rollover contributions                                              101,090
                                                                   ------------
                                                                     1,203,376

 Transfers in from Con-way Retirement Savings Plan                   1,432,833

 Allocation of preferred shares to participants at fair
  value (note 1)                                                        78,169

 Investment income:
   Dividend and interest income                                         81,896
   Net appreciation in fair value of investments (note 3)              608,236
                                                                   ------------
                                                                       690,132

 Distributions to participants                                      (2,153,280)
                                                                   ------------
               Net increase                                          1,251,230

 Net assets available for benefits, beginning of year               10,874,859
                                                                   ------------
 Net assets available for benefits, end of year                    $12,126,089
                                                                   ============

                 See accompanying notes to financial statements.







                            CON-WAY 401(K) PLAN


                        Notes to Financial Statements

                         December 31, 2007 and 2006





(1) Description of Plan

    The following description of the Con-way 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Handbook or the Plan document for more complete information. The term "Con-way" or "Company" refers to Con-way Inc. and subsidiaries.

    (a) General

       The Con-way sponsored Plan provides eligible employees the opportunity to save for their retirement through the Plan's profit-sharing, salary-deferral and stock-ownership features. The Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts (collectively known as the Trust).

       Between December 2004 and January 2007 there were no active employees eligible for the Plan. However, the Plan's assets include account balances of certain former employees of Con-way's discontinued operations relating to (1) the sale of Menlo Worldwide Forwarding, Inc. and its subsidiaries and Menlo Worldwide Expedite!, Inc. in 2004 and (2) the shut-down of Emery Worldwide Airlines, Inc. in 2001.

       As of January 1, 2007, drivers of Con-way Truckload LLC (Truckload) ceased participation in the Con-way Retirement Savings Plan (RSP) and became eligible to participate in the Plan. As a result, $1,432,833 of the drivers' account balances were transferred from the RSP to the Plan. Certain provisions of the Plan were amended to reflect the addition of active employees to the Plan.

    (b) Eligibility

       Beginning January 1, 2007, eligibility is restricted to employees of Truckload who are classified as drivers. Truckload drivers are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. During 2007, there are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (c) Contributions

       Beginning January 1, 2007, participants may contribute up to 50% of their eligible compensation, subject to certain limitations. Con-way makes matching contributions equal to 50% of the first four percent of eligible compensation that participants contribute to the Plan. During 2007, Con-way matching contributions are in the form of open-market purchases of Con-way Common Stock from cash contributions by Con-way.

       Participants who formerly participated in the RSP are awarded Con-way preferred stock as a substitute for cash dividends used for debt service on RSP debt. For 2007, these participants received Con-way preferred stock with a fair value of $78,169, as shown on the Statement of Changes in Net Assets Available for Benefits.

    (d) Participant Accounts

       A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

    (e) Vesting

       Participants  are   fully   vested   at  all  times  in  all  employee
       contributions made to the Plan plus net earnings thereon.

       For Truckload employees who participated in the plan during 2007, including amounts transferred from the RSP that are attributable to matching contributions under the RSP, the vesting schedule for Con-way matching contributions is as follows:

                Less than two years                   0%
                Two years                            40
                Three years                          60
                Four years                           80
                Five or more years                  100


        At December 31, 2007, forfeitures totaling $44,901 were available to reduce future contributions.

    (f) Participant Loans

       The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2007 bear interest at rates ranging from 8.75% to 10.00%. Principal and interest are paid ratably through payroll deductions. Starting July 1, 2007, participants may have a maximum of one loan outstanding at a time.

    (g) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding matching contributions received after January 1, 2002, provided they qualify for benefits under Con-way's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that
       (1) participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.

    (h) Plan Termination

       Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Plan's investments in common and collective trusts are valued using the audited financial statements of the collective trusts at year end. The Con-way Common Stock is stated at fair value based on the quoted market price. The Con-way Preferred Stock is stated at fair value determined by an annual independent appraisal. Participant loans are recorded at cost, which approximates fair value.

    (c) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

       The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

    (d) Income Recognition

       The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2007, all administrative expenses of the Plan were paid by Con-way. The funds charge investment management fees in accordance with each fund's prospectus, through a reduction in each fund's Net Asset Value.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

    (h) New Accounting Standards

       In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair-value measurements and does not require any new fair-value measurements. The effective date of SFAS 157 is the first fiscal year beginning after November 15, 2007. In November 2007, the FASB proposed a one-year deferral of SFAS 157's fair-value measurement requirement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. Con-way does not expect the adoption of SFAS 157 to have a material effect on the Plan's financial statements.

(3) Investments

    The following investments represent 5% or more of the Plan's net assets.


                                                              December 31
                                                      -------------------------
                                                           2007        2006
                                                      ------------ ------------

    Shares in registered investment companies:
     T. Rowe Price Growth Stock Fund, 63,435 and
      76,057 shares, respectively                     $ 2,135,213  $ 2,405,676
     T. Rowe Price Equity Income Fund, 38,356 and
      43,285 shares, respectively                       1,077,813    1,279,071
     T. Rowe Price Science and Technology Fund,
      59,838 and 68,250 shares, respectively            1,403,213    1,430,524
     Dodge & Cox International Stock Fund, 15,523
      and 16,303 shares, respectively                     714,383      711,795

    Common trust funds:
     T. Rowe Price U.S. Treasury Money Market Trust,
      1,683,440 and 1,237,781 shares, respectively      1,683,440    1,237,781

    Con-way equity:
     Con-way Common Stock, 19,216 and
      13,632 shares, respectively                         798,229      600,375
     Con-way Preferred Stock, 3,904 and
      3,780 shares, respectively                          868,492      878,551

    During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

     Shares in registered investment companies         $  652,809
     Common trust funds                                    64,837
     Con-way Common Stock                                 (73,022)
     Con-way Preferred Stock                              (36,388)
                                                       -----------
                                                       $  608,236
                                                       ===========


(4) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5) Related-Party Transactions

    Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(6) Subsequent Event

    In August 2007, Con-way acquired the outstanding common shares of Transportation Resources, Inc. ("TRI"). TRI is the holding company for Contract Freighters, Inc. and other affiliated companies (collectively, "CFI"). Con-way in September 2007 integrated the Con-way Truckload business unit with the CFI business unit and in January 2008 changed the name of the CFI business unit to Con-way Truckload. Effective January 1, 2008, certain employees of the acquired truckload business became eligible for the Plan. On January 7, 2008, approximately $32 million of assets were transferred to the Plan from CFI's 401(k) plan. Effective January 1, 2008, certain provisions of the Plan were amended to reflect the addition of employees to the Plan:

    (a) Eligibility

        Eligibility is restricted to employees of Con-way Truckload who are not sales managers, directors, or vice presidents. Employees are eligible to participate in the Plan if they are not covered by a collective bargaining agreement, are not a leased employee or are not a nonresident alien. There are no age requirements for eligibility. One year of service is required for participation, and prior service with CFI (or with a Con-way company) is used for this purpose. A supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (b) Contributions

        Con-way makes matching contributions equal to 50% of the first seven percent of eligible compensation that participants contribute to the Plan. Con-way matching contributions will be invested in the same fund(s) that the participant has chosen for their own employee contributions.

    (c) Vesting

        Matching  contributions  for  employees  of  the  acquired   truckload
        business and employees of Con-way's pre-acquisition truckload business with less than two years of service will vest as follows:

                Less than two years                    0%
                Two years                             20
                Three years                           40
                Four years                            60
                Five years                            80
                Six or more years                    100


        The Plan's prior vesting schedule applies to employees of Con-way's pre-acquisition truckload business with two or more years of service as of December 31, 2007.




                                                                     Schedule I

                              CON-WAY 401(K) PLAN
                                 EIN 94-1444798
                                  Plan No. 112
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              December 31, 2007


 Identity
 of issue
 borrower,        Description of investment
  lessor,          including maturity date,
or similar       rate of interest,collateral,                       Current
  party            par, or maturity value             Cost           value
----------      -----------------------------    --------------  --------------
                Shares in registered
                  investment companies:
*T.Rowe Price    Growth Stock Fund
                  (63,434.733 shares)            $   1,662,629    $  2,135,213
*T.Rowe Price    Equity Income Fund
                  (38,356.347 shares)                  962,232       1,077,813
*T.Rowe Price    Science and Technology
                  Fund (59,838.499 shares)           1,643,946       1,403,213
*T.Rowe Price    Small-Cap Stock Fund
                  (8,361.035 shares)                   243,718         254,092
*T.Rowe Price    Retirement 2005 Fund
                  (14,430.107 shares)                  159,337         170,131
*T.Rowe Price    Retirement 2010 Fund
                  (5,611.494 shares)                    91,572          90,962
*T.Rowe Price    Retirement 2015 Fund
                  (12,528.834 shares)                  160,062         158,490
*T.Rowe Price    Retirement 2020 Fund
                  (11,344.485 shares)                  202,636         201,251
*T.Rowe Price    Retirement 2025 Fund
                  (34,238.628 shares)                  403,917         451,265
*T.Rowe Price    Retirement 2030 Fund
                  (9,569.092 shares)                   179,422         182,291
*T.Rowe Price    Retirement 2035 Fund
                  (4,977.344 shares)                    67,964          67,244
*T.Rowe Price    Retirement 2040 Fund
                  (4,077.648 shares)                    77,312          76,947
*T.Rowe Price    Retirement 2045 Fund
                  (681.498 shares)                       8,681           8,675
*T.Rowe Price    Retirement Income Fund
                  (6,837.277 shares)                    85,858          90,936
Allianz Global
 Investors       PIMCO Total Return Fund
                  (38,573.519 shares)                  409,321         412,351
J.P. Morgan
 Investment
 Management,     Undiscovered Managers Small-Cap
 Inc.             Growth Fund (117.311 shares)           1,097           1,050
Dodge & Cox      Dodge & Cox International Stock
                  Fund (15,523.311 shares)             630,646         714,383

                Common trust funds:
*T.Rowe Price    Equity Index Trust
                  (12,681.334 shares)                  426,704         553,540
*T.Rowe Price    Bond Index Trust
                  (6,740.137 shares)                   164,446         168,841
*T.Rowe Price    U.S. Treasury Money Market
                  Trust (1,683,440.260 shares)       1,683,440       1,683,440
*T.Rowe Price    Retirement Strategy Trust -
                  Balanced (13,158.014 shares)         286,995         408,030

                Common stock:
*Con-way Inc.    Con-way Common Stock
                  (19,215.917 shares)                  732,365         798,229

                Preferred stock:
*Con-way Inc.    Con-way Preferred Stock
                  (3,903.509 shares)                   593,610         868,492

                Participant loans:
*Plan
 participants    Participant loans with interest
                  from 8.75% to 10.00% and maturity
                  dates from 2003 to 2011                  --          102,371
                                                                   ------------
                     Total investments                             $12,079,250
                                                                   ============


* Represents a party-in-interest transaction as of December 31, 2007.

Note: Cost is calculated using the historical rolling-average-cost method.


        See report of independent registered public accounting firm.